# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NUVVE HOLDING CORP., CIK 0001836875
CUSIP: 67079Y506
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2488 Historic Decatur Road, San Diego, California (CA), 92106
Date of event which requires filing of this statement: 07/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001711607

## Reporting persons
- The Hewlett Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 57,648; shared voting power 0; sole dispositive power 57,648; shared dispositive power 0; aggregate amount beneficially owned 57,648 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 5, 7, 9 and 11: Based on 577,064 shares outstanding as of June 30, 2026 pursuant to a Form 8-K filed on July 1, 2026 with the Securities and Exchange Commission. Note to 10: The aggregate amount in Row 9 represents the maximum amount of shares that The Hewlett Fund LP can beneficially control under a contractually stipulated 9.99% ownership restriction. The full exercise of The Hewlett Fund LP's securities would exceed this restriction.

## Item 1. Issuer
Name of issuer: NUVVE HOLDING CORP.
Address of issuer's principal executive offices: 2488 Historic Decatur Road, San Diego, CA 92106

## Item 2. Person Filing
Name of person filing: The Hewlett Fund LP
Address of principal business office or, if none, residence: 100 Merrick Road, Suite 400W, Rockville Centre, NY 11570
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 57,648.00
Percent of class: 9.99%
Sole power to vote or to direct the vote: 57,648.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 57,648.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Hewlett Fund LP: /s/ Martin Chopp, Martin Chopp, General Partner (07/20/2026)